UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                            Greka Energy Corporation
                            ------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    716456306
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                              November 21, 2002
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                         (continued on following pages)


                              (Page 1 of 13 Pages)

CUSIP NO.  716456306                 13D                      Page 2 of 13 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Wynnefield Partners Small Cap Value, L.P.          13-3688497
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              113,960 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              113,960 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     113,960 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------



                              (Page 2 of 13 Pages)

CUSIP NO.  716456306                 13D                      Page 3 of 13 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Wynnefield Small Cap Value Offshore Fund Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not Applicable

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              72,260 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              72,260 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,260 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


                              (Page 3 of 13 Pages)

CUSIP NO.  716456306                 13D                      Page 4 of 13 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Wynnefield Partners Small Cap Value, L.P. I

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-3953291

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              160,080 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              160,080 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     160,080 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------


                              (Page 4 of 13 Pages)

CUSIP NO.  716456306                 13D                      Page 5 of 13 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Wynnefield Capital Management LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-4018186

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              274,040 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              274,040 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     274,040 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO (Limited Liability Company)
--------------------------------------------------------------------------------


                              (Page 5 of 13 Pages)

CUSIP NO.  716456306                 13D                      Page 6 of 13 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Wynnefield Capital, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) N/A

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              72,260 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              72,260 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,260 shares (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


                              (Page 6 of 13 Pages)

         This Statement of Beneficial Ownership on Schedule 13D (the "Schedule 13D") is being filed pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended, for the reasons described in Item 4 hereof. Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc., have previously filed a Statement of Beneficial Ownership on
Schedule 13G with the Securities and Exchange Commission (the "Commission") on November 8, 2002 (the "Schedule 13G"), with respect to shares of common stock, no par value, of Greka Energy Corporation, a Colorado corporation with its principal executive offices located at 630 Fifth Avenue, Suite 1501, New York, New York 10111.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock"), of Greka Energy Corporation, a Colorado corporation with its principal executive offices located at 630 Fifth Avenue, Suite 1501, New York, New York 10111.

ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by the Partnership, the Fund, Partnership-I, WCM and WCI. Although the Partnership, the Fund, Partnership-I, WCM and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Schedule 13D, they are sometimes referred to collectively as the "Wynnefield Group."

         WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D does not relate to a purchase of Common Stock. Each member of the Wynnefield Group who directly beneficially owns shares of Common Stock originally purchased such shares from the separate working capital of such entities, each of which maintains a separate investment fund, consisting of capital contributions from their


                              (Page 7 of 13 Pages)
respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants. The approximate amount of consideration originally used to purchase such shares of Common Stock is as follows:


     NAME                      NUMBER OF SHARES               CONSIDERATION PAID
     ----                      ----------------               ------------------
     Partnership*                   113,960                        $674,645
     Partnership - I*               160,080                        $947,820
     Fund**                          72,260                        $426,563


      * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

      ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

ITEM 4. PURPOSES OF TRANSACTION.

         Each member of the Wynnefield Group initially acquired its shares of Common Stock for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

         However, since acquiring the shares of Common Stock, the Wynnefield Group has closely reviewed management's proposal to "Approve the Amendment to the Issuer's 1999 Omnibus Stock Option Plan to Increase the Number of Common Shares Covered by the Plan by 1,000,000 Shares," (the "Proposal") as proposed in the Issuer's Proxy Statement on Schedule 14A, filed by the Issuer with the Commission on November 6, 2002 (the "Proxy Statement"). The Proxy Statement indicates that the Proposal will be voted on at the Issuer's 2002 Annual Meeting of Shareholders, to be held on December 5, 2002.

         Pursuant to its review of the Proposal, most recently on November 21, 2002, a representative of the Wynnefield Group contacted the Issuer's Chief Executive Officer and President to discuss and object to the Proposal. Subsequent to this most recent communication, each entity comprising the Wynnefield Group decided to vote against the Proposal.

         If the Proposal is approved, an additional 1,000,000 options may be granted, resulting in up to 2,088,000 options outstanding and subjecting the holders of the Issuer's Common Stock to up to 30% dilution of the value of the outstanding Common Stock, if all then outstanding options are exercised. According to the Proxy Statement, there were 1,088,000 options outstanding at December 31, 2001, granted pursuant to the Issuer's 1997 Stock Option Plan and its 1999 Stock Option Plan, which already subject the holders of the Issuer's Common Stock to up to 18% dilution of the value of the outstanding Common Stock, if all currently outstanding options are exercised.


                              (Page 8 of 13 Pages)

In the opinion of the Wynnefield Group, such a large potential additional dilution is excessive and unacceptable and accordingly each entity comprising the Wynnefield Group intends to vote against the Proposal.

         The Wynnefield Group is filing this Schedule 13D because it intends to become more actively involved as a shareholder of the Issuer, with the goal of protecting and maximizing shareholder value.

         The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize stockholder value if faced with continuing difficult economic conditions. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         (A) - (C) As of November 27, 2002, the Wynnefield Group beneficially owned in the aggregate 346,300 shares of Common Stock, constituting approximately 7.0 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 4,951,418 shares outstanding on November 11, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                            APPROXIMATE
                                     NUMBER OF             PERCENTAGE OF
       NAME                          SHARES              OUTSTANDING SHARES
       ----                         ---------           ------------------
      Partnership *                 113,960                     2.3%
      Partnership-I *               160,080                     3.2 %
      Fund **                        72,260                     1.5 %

      * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

      ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3


                              (Page 9 of 13 Pages)
under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 346,300 shares of Common Stock, constituting approximately 7.0 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 4,951,418 shares outstanding on November 11, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

         The filing of this Schedule 13D and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Schedule 13D, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control


                             (Page 10 of 13 Pages)
of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days, as follows:


Name                  Date                           Number of Shares      Price Per Share
----                  ----                           ----------------      ---------------
Partnership           September 30, 2002                  1,800                 $5.22
Partnership           October 7, 2002                     1,460                 $4.92
Partnership           October 9, 2002                     1,950                 $4.92
Partnership           November 15, 2002                   1,500                 $4.84

Partnership - I       October 7, 2002                     1,900                 $4.92
Partnership - I       October 9, 2002                     2,500                 $4.92
Partnership - I       November 15, 2002                   2,200                 $4.84

Fund                  October 7, 2002                     940                   $4.92
Fund                  October 9, 2002                     1,250                 $4.92
Fund                  November 15, 2002                   1,300                 $4.84


         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                             (Page 11 of 13 Pages)

         Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of November 27, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

         Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated as of November 27, 2002, among the Partnership, Partnership-I, Fund, WCM and WCI.


                             (page 12 of 13 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  November 27, 2002

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By:  Wynnefield Capital Management, LLC,
                                       General Partner

                                  By: /s/ Nelson Obus
                                      ---------------------------------------
                                       Nelson Obus, Co-Managing Member

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By:  Wynnefield Capital Management, LLC,
                                       General Partner

                                  By: /s/ Nelson Obus
                                      ----------------------------------------
                                      Nelson Obus, Co-Managing Member


                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                  By:    Wynnefield Capital, Inc.


                                  By: /s/ Nelson Obus
                                     ----------------------------------------
                                     Nelson Obus, President


                                  WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                  By: /s/ Nelson Obus
                                     ----------------------------------------
                                     Nelson Obus, Co-Managing Member


                                  WYNNEFIELD CAPITAL, INC.


                                  By: /s/ Nelson Obus
                                     ----------------------------------------
                                     Nelson Obus, President


                              (Page 13 of 13 Pages)